UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

INSTRUMENTATION LABORATORY S.p.A.
(*Translation of registrant's name into English*)

Viale Monza 338
20128 Milano
Italy
(*Address of principal executive offices*)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

(If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 ____.)

INSTRUMENTATION LABORATORY

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INSTRUMENTATION LABORATORY S.p.A.
(Registrant)

Dated: May 16, 2002

By:
Name: José Luis Martín
Title: Chief Financial Officer
(principal financial officer
and principal accounting
officer)

Exhibit 1

March 19, 2002

Dear Holder of American Depositary Shares:

You are cordially invited to attend the Annual Shareholders Meeting (the "Meeting") of Instrumentation Laboratory S.p.A (the "Company"), to be held on March 28, 2002 on first call, or, failing the attendance of the required quorum, on April 17, 2002 on second call, at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy, at 10.30 a.m. The accompanying Proxy Statement and Voting Instruction Card contain important information about the matters to be acted upon at the Meeting. Please give us this information your careful attention.

Your Board of Directors has determined that approving the resolutions described herein and in the enclosed materials is in the best interests of the Company and its shareholders and recommends that they be approved.

Sincerely

José Maria Rubiralta
Chairman and President

INSTRUMENTATION LABORATORY SPA

PROXY STATEMENT

ANNUAL SHAREHOLDERS' MEETING

TO BE HELD ON MARCH 28 / APRIL 17, 2002

Dear Holder of American Depositary Shares,

The Board of Directors (the "Board") of Instrumentation Laboratory S.p.A. (the "Company") has convened the shareholders for the annual shareholders' meeting (the "Annual Shareholders' Meeting") to be held on March 28, 2002 on first call, or, failing the attendance of the required quorum, on April 17, 2002 on second call, in either case at the offices of Pavia e Ansaldo located at Via del Lauro 7, Milan, Italy, at 10.30 a.m. The Agenda of the meeting is the following:

AGENDA

1. Resolutions according to art. 2364, 1st paragraph of the Civil Code: approval of the Company's Balance Sheet and of the Board of Directors' Management Report as of November 30, 2001.
2. Resolutions as to the covering of the loss of the 2001 fiscal year and the loss of the previous fiscal years.
3. Resolutions according to art. 2364, 2nd paragraph of the Civil Code: re-appointment of the Board of Directors' members.

The fourth item has been shelved and will not be voted upon.

On the matters to be considered at the meeting, each Ordinary Share shall be entitled to one vote and all holders of Ordinary Shares shall vote together as a single class. Under Italian corporate law, to which the By-laws of the Company refer, the quorum for an ordinary meeting of shareholders is constituted by the holders of fifty percent (50%) of the Ordinary Shares outstanding. At an adjourned ordinary meeting, no quorum is required. In either case, resolutions are carried by a simple majority of those present.

As of the close of business on March 12, 2002, Izasa Distribuciones Tecnicas S.A. ("Izasa"), directly or through its affiliates, has the power to vote 77,484,771 Ordinary Shares, or approximately 85,42% of the outstanding Ordinary Shares. Such voting power enables Izasa, without additional votes, to control the approval of the resolutions to be submitted at the meeting. Izasa has advised the Company that it intends to cast all of the votes, directly or indirectly, controlled by it at the Annual Shareholders' Meeting for the approval of each resolution on the Agenda.

The majority shareholder recommends a vote FOR the approval of each resolution on the agenda.

You may cast your vote on the resolutions referred to above either by filling in the enclosed Voting Instruction Card and mailing it pursuant to the instructions included therein or by attending the Annual Shareholders' Meeting personally. Should you elect to cast your vote personally at the Annual Shareholders' Meeting in opposition to the recommendation of the Board, you will be required to follow certain procedures as required under Italian law. According to such procedures, you will be required to provide The Bank of New York not later than five (5) business days prior to the date of the Annual Shareholders' Meeting evidence that (i) you will be an ADS holder as of the date of the Annual Shareholders' Meeting and (ii) you have not already exercised the voting rights pertaining to the ADSs held by you by mailing the attached Voting Instruction Card. Details on how to fulfill such requirements are contained in the letter attached hereto as Annex A. Restrictions on transfer of your American Depositary Shares will apply for at least a five day period.

Many thanks and best regards,

INSTRUMENTATION LABORATORY S.p.A.

Milan, March 19, 2002

Exhibit 2

Summary of Results of Annual Shareholders' Meeting

On April 17, 2002, the Board of Directors of Instrumentation Laboratory S.p.A. convened the shareholders for the annual shareholders' meeting. At the meeting, the shareholders unanimously:

(1) approved the balance sheet as well as the management report as of November 30, 2001;

(2) resolved to cover the fiscal year 2001's loses of approximately Lire 20 billion and the losses corresponding to the previous years totaling approximately Lire 143 billion by using the existing reserves; and

(3) re-appointed José Maria Rubiralta, Francisco Rubiralta, Carles Pascual and José Luis Martín to the Board of Directors.

Also on April 17, 2002, the Board of Directors convened to appoint its members to various offices. José Maria Rubiralta will serve as President, Francisco Rubiralta will serve as Vice President, and Carles Pascual and José Luis Martín will serve as Managing Directors.